LAW OFFICES OF LOUIS E. TAUBMAN, P.C.

225 Broadway, Suite 1200

New York, New York 10007

(212) 732-7184   Fax:  (212) 202-6380

E-mail: Louistlaw@aol.com

June 7, 2005

U.S. Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-0303

Re:

AXM Pharma, Inc.

Registration Statement on Form S-3

File No. 333-124945

Dear Sir or Madam:

On behalf of our client, AXM Pharma, Inc. (the “Company”), we received a comment from your office on June 6, 2005, regarding the Company’s Amendment Number 1 to its Registration Statement on Form S-3.  Please be advised that the initial registration statement was filed on May 16, 2005, but was not declared effective; an amended S-3 was filed on May 17, 2005, but was not declared effective; and Pre-Effective Amendment Number 1 was filed on May 26, 2005, but was also not declared effective.  Pursuant to our recent telephone conversation with Albert Lee regarding the comment, below please find our response thereto.

1.

We note your response to comment 1.  We understand the consultants receive shares during the term of the consulting agreement, therefore it appears that many of the shares issuable pursuant to consulting agreements are not yet issued. Please revise your registration statement to register only those shares, which are already issued.  Please revise or advise.

Response:

After reviewing your comment and our records, we would like to clarify that all of the 725,000 shares listed in the Registration Statement as “issuable pursuant to consulting agreements,” have been issued.  Therefore, we have not revised the registration statement.

Thank you for your attention to this matter.  Please feel free to contact the undersigned if you have any questions regarding the registration statement or this letter.

Very truly yours,

/s/ Louis E. Taubman Louis E. Taubman

cc.

Song Brandon, Esq.

AXM Pharma, Inc.